UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 25, 2011, Satélites Mexicanos, S.A. de C.V. (the “Company”) issued a press release announcing that in connection with the implementation of a comprehensive recapitalization to be effected through a prepackaged plan of reorganization to be filed in the United States Bankruptcy Court for the District of Delaware (the “Prepackaged Plan”), holders representing more than 66 2/3% of the aggregate outstanding principal amount of the Company’s First Priority Senior Secured Notes due 2011 executed a restructuring support agreement (the “FPN Restructuring Support Agreement”).
On January 25, 2011, the Company announced that it had reached an agreement with the holders of more than two-thirds of the outstanding principal amount of its 10 1/8% Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”) to support the Prepackaged Plan.
A supplement to the Disclosure Statement for the Prepackaged Plan regarding the FPN Restructuring Support Agreement and, separately, certain other information concerning elections to be made under the Prepackaged Plan by holders of Second Priority Notes, will be delivered to creditors solicited to vote on the Prepackaged Plan through their respective brokers and nominees. This supplement has also been posted to the Company’s website at www.satmex.com.
A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.
Exhibit 99.1     Press Release of Satélites Mexicanos, S.A. de C.V., dated March 25, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 25, 2011

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated March 25, 2011